

July 13, 2023

Nicholas Curtis
Chief Executive Officer
LENSAR, Inc.
2800 Discovery Drive, Suite 100
Orlando, Florida 32826

> **Re: LENSAR, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 26, 2023**
> **File No. 333-272930**

Dear Nicholas Curtis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed June 26, 2023

Risk Factors, page 5

1.   We note that you are registering for resale a significant amount of shares of your common stock. Please revise to include risk factor disclosure describing the impact of sales by your selling shareholders in connection with this offering, including the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares, and any potential change in control upon the conversion, issuance, or sale of your securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Shayne Kennedy, Esq.